UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

GOLDEN MATRIX GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

381098300

(CUSIP Number)

Anthony Brian Goodman

3651 Lindell Road, Suite D131

Las Vegas, NV 89103

(702) 318-7548

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381098300	Schedule 13D/A	Page 2 of 5

1.	Name of Reporting Person Anthony Brian Goodman
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Australian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Without Series B Preferred Stock voting: 9,279,079 shares of Common Stock(1) With Series B Preferred Stock (voting only): 15,779,079 shares of Common Stock(2)
	8.	Shared Voting Power 7,470,483 shares of Common Stock
	9.	Sole Dispositive Power 9,279,079 shares of Common Stock(1)
	10.	Shared Dispositive Power 7,470,483 shares of Common Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Without Series B Preferred Stock:

16,749,562 shares of Common Stock(1)

With Series B Preferred Stock (voting only):

23,249,562 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) Without Series B Preferred Stock: 45.8%(1) With Series B Preferred Stock (voting only): 54.0%(2)(3)
14.	Type of Reporting Person IN

(1)

Includes 1,000,000 shares of common stock issuable upon conversion of 1,000 shares of Series B Voting Preferred Stock held by Mr. Goodman. Does not include up to 750,000 shares of common stock issuable in connection with the vesting of the RSUs discussed below (in Item 3 of Amendment 3).

(2)

Includes the voting rights of the 1,000 shares of Series B Voting Preferred Stock held by Mr. Goodman, which each vote 7,500 voting shares, or 7,500,000 voting shares in aggregate. Does not include up to 750,000 shares of common stock issuable in connection with the vesting of the RSUs discussed below (in Item 3 of Amendment 3).

(3)

Based solely for the purposes of such calculation on a total of 43,070,249 total voting shares (including 35,570,249 total common shares, the number of shares outstanding as of the date of this filing, as confirmed by the Company’s Transfer Agent and 7,500,000 shares voted by the Series B Voting Preferred Stock), and including shares of common stock issuable upon exercise of options held by Mr. Goodman which are exercisable within 60 days. Does not include up to 750,000 shares of common stock issuable in connection with the vesting of the RSUs discussed below (in Item 3 of Amendment 3).

CUSIP No. 381098300	Schedule 13D/A	Page 3 of 5

1.	Name of Reporting Person Luxor Capital, LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐.
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares of Common Stock
	8.	Shared Voting Power 7,470,483 shares of Common Stock
	9.	Sole Dispositive Power -0- shares of Common Stock
	10.	Shared Dispositive Power 7,470,483 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,470,483 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 21.0%
14.	Type of Reporting Person OO

CUSIP No. 381098300	Schedule 13D/A	Page 4 of 5

EXPLANATORY NOTE

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2021 by Anthony Brian Goodman and Luxor Capital, LLC (“Luxor”), as amended by Amendment No. 1 thereof dated October 5, 2021, Amendment No. 2 thereto dated March 21, 2022 and Amendment No. 3 thereto dated October 4, 2022 (the Schedule 13D as amended to date, the “Schedule 13D”).

As used in this Amendment:

•	“Common Stock” means the common stock of the Issuer;

•	“Issuer” or “Company” means Golden Matrix Group, Inc.; and

•	“Reporting Persons” means Anthony Brian Goodman and Luxor Capital, LLC.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

The share amounts set forth in this Amendment retroactively take into effect reverse stock splits of one-for-1,500, 1-for-150 and 1-for-150, which were affected by the Company on April 7, 2016; December 15, 2016; and June 26, 2020, respectively.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On December 1, 2022, Mr. Goodman exercised options to purchase 5,400,000 shares of the Company’s common stock with an exercise price of $0.066 per share, via the net cashless exercise of such options, surrendered 151,017 of such option shares to the Company to pay the exercise price of such options, and was issued a net of 5,248,983 shares of common stock in connection therewith.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety by the following:

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

 (c) The information in Item 3 is incorporated by reference into this Item 5(c).

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

CUSIP No. 381098300	Schedule 13D/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2022

/s/ Anthony Brian Goodman
Anthony Brian Goodman

December 9, 2022

Luxor Capital, LLC

/s/ Anthony Brian Goodman
Anthony Brian Goodman Managing Member